Mail Stop 3233

                                                                   March 27,
2019

Via E-mail
Lawrence M. Cuculic
Senior Vice President, General Counsel and
Corporate Secretary
Best Western International, Inc.
6201 N. 24th Parkway
Phoenix, AZ 85016

       Re:    Best Western International, Inc.
              Amendment No. 2 to
              Registration Statement on Form S-1
              Filed March 5, 2019
              File No. 333-226793

Dear Mr. Cuculic:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements

Notes to Consolidated Financial Statements

Note 14. Subsequent Events

1. Please tell us whether the acquisition of WorldHotels Holdings LLC is considered the acquisition of a material business in accordance with Rule 3-05 of Regulation S-
       X. Please include your significance test in your response.
 Lawrence M. Cuculic
Best Western International, Inc.
March 27, 2018
Page 2

       You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz,
Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3215 with any other questions.


                                                          Sincerely,

                                                          /s/ Kim McManus

                                                          Kim McManus
                                                          Senior Attorney
                                                          Office of Real Estate
and
                                                          Commodities

cc:     Edward J. Schneidman, Esq.
        Kirkland & Ellis LLP